Intuitive Machines, Inc.

13467 Columbia Shuttle Street

Houston, TX 77059

April 1, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn:	Jenny O’Shanick Office of Manufacturing

Re:	Intuitive Machines, Inc. Registration Statement on Form S-3 (File No. 333-278288) Request for Acceleration of Effective Date

To the addressees set forth above:

On behalf of Intuitive Machines, Inc. (the “Company”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m., Washington, D.C. time, on April 3, 2024, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

Please contact our counsel, John J. Slater of Latham & Watkins LLP, at (212) 906-1675 to provide notice of effectiveness or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

Very truly yours, Intuitive Machines, Inc.
By:	/s/ Anna Chiara Jones
Name:	Anna Chiara Jones
Title:	General Counsel and Corporate Secretary

cc:	John J. Slater, Latham & Watkins LLP